UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           INTERLEUKEN GENETICS, INC.
                           --------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                    MSSI LLC
                              c/o Richard L. Fisher
                                 299 Park Avenue
                               New York, NY 10017
                                 (212) 752-5000
                           -------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    copy to:
                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                                 August 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box./ /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                                               Page 1 of 8 Pages
872218.3

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CUSIP No._______________             SCHEDULE 13D              Page 2 of 8 Pages
================================================================================

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
       MSSI LLC  13-4075839
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                   (b)/X/
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER                 MSSI LLC

NUMBER OF                                                        2,300,000
SHARES                     -----------------------------------------------------
BENEFICIALLY               8   SHARED VOTING POWER
OWNED BY                         0
EACH                       -----------------------------------------------------
REPORTING                  9   SOLE DISPOSITIVE POWER            MSSI LLC
PERSON WITH
                                                                 2,300,000
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      MSSI LLC
                                      2,300,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.89%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       00
--------------------------------------------------------------------------------
* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR

                                                             Page  2  of 8 Pages
872218.3

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ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES
PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).






                                                             Page  3  of 8 Pages
872218.3

     Item 1. Security and Issuer.

     This statement is related to the Common Stock, no par value ("Common Stock"), of Interleukin Genetics, Inc., a Texas corporation ("IGI"). The address of the principal executive offices of IGI is 100 N.E. Loop 410, Suite 820, San Antonio, TX 782167-4769.

     Item 2. Identity and Background.


     This statement is being filed on behalf of MSSI LLC, a limited liability company formed under the laws of New York (the "Company"). The members of the Company are M. Anthony Fisher, Richard L. Fisher, Arnold Fisher (M. Anthony Fisher, Richard L. Fisher, and Arnold Fisher are collectively the "Managing Members"), Kenneth Fisher, Steven Fisher and Martin L. Edelman (collectively, and together with the Managing Members, the "Members"). The Company and the Members are hereinafter sometimes collectively referred to as the "Item 2 Persons."

     The Company, a New York limited liability company, was formed pursuant to the filing of the Articles of Organization of the company on July 12, 1999, and has not engaged in any business since its creation other than that incident to its organization and this investment. The business and purposes of the Company include, without limitation, the acquisition, directly or indirectly, of beneficial ownership of Common Stock.

     The Managing Members of the Company are authorized to conduct and manage the affairs of the Company. Allocations of profits and losses of the Company will be shared by the Members in accordance with their respective percentage interests in the Company at the time of each such allocation.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list of each Member of the Company. Schedule 1 also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     None of the Item 2 Persons including, without limitation, the persons identified on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the Item 2 Persons are citizens of the United States. The business address and address of the principal office of the Company is 299 Park Avenue, New York, New York

                                                             Page  4  of 8 Pages
872218.3

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10171.  The business address of all other persons set forth on Schedule I hereto is as shown on Schedule I.


     Item 3. Source and Amount of Funds or Other Consideration.

     On June 9, 1999, Arnold Fisher and Steven Fisher purchased for cash 360,000 and 100,000 shares of IGI's Series A Preferred Stock, respectively, in a private placement. Arnold Fisher and Steven Fisher paid for the purchase with personal funds. Such shares were subsequently contributed to MSSI LLC by Arnold Fisher and Steven Fisher. At IGI's August 20, 1999 Annual Shareholders Meeting, the shareholders approved the issuance of the Common Stock issued upon the conversion of the Series A Preferred Stock and the amendment to IGI's
Certificate of Incorporation to increase the number of authorized shares in accordance with the private placement of the Series A Preferred Stock (the "Private Placement"). This action automatically caused the Series A Preferred Stock to convert into five shares of IGI Common Stock for each Series A Preferred Share then held. MSSI LLC, now owns 2,300,000 shares of the common shares of IGI.

     Item 4. Purpose of Transaction.

     MSSI LLC acquired the shares of IGI as an investment.

     Item 5. Interest in Securities of the Issuer.

     (a) As of the  close of  business  on  September  9,  1999,  MSSI LLC owned
2,300,000  shares  of  Common  Stock,   constituting  13.89%  of  the  Company's
outstanding shares of Common Stock.

     (b) MSSI LLC has sole power to vote or to direct the vote of all shares of Common Stock referred to in paragraph (a) above, and sole power to dispose or to direct the disposition of all such shares.

     (c) MSSI LLC has effected no transactions in shares of the Company's Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See disclosure in Item 5. IGI has entered into a Registration Rights Agreement with the Company and each of the parties to the Private Placement pursuant to which IGI is required to file, and use its best efforts to make effective, a registration statement relating to newly

                                                             Page  5  of 8 Pages
872218.3

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issued shares of its Common Stock.  On or about August 24, 1999,  IGI filed with the Securities and Exchange Commission a registration statement on Form S-3 covering the possible resale of all of MSSI LLC's 2,300,000 common shares, along with the shares of other IGI selling shareholders. In addition, MSSI has agreed to act in accordance with all relevant Federal Securities laws in the sale of its shares of IGI Common Stock.

     Item 7. Material to be Filed as Exhibits.




                                                               Page 6 of 8 Pages

872218.3

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                                   Schedule I
                                   ----------


Name of Individual             Present Principal Occupation
------------------             ----------------------------

Richard L. Fisher              299 Park Avenue,  New York,  New York 10171.
                               Self-employed; engaged in private investment activities, financial management and real estate ownership and development, among other businesses. Managing Member of the Company.

M. Anthony Fisher              299 Park Avenue, New York, New York 10171. Self-
                               employed; engaged in private investment
                               activities, financial management and real estate ownership and development, among other businesses. Managing Member of the Company.

Arnold Fisher                  299 Park Avenue, New York, New York 10171. Self-
                               employed; engaged in private investment
                               activities, financial management and real estate ownership and development, among other businesses. Managing Member of the Company.

Kenneth Fisher                 299 Park  Avenue,  New York, New York 10171.
                               Self-employed; engaged in private investment activities, financial management and real estate ownership and development, among other businesses. Member of the Company.

Steven Fisher                  299 Park  Avenue,  New York, New York 10171.
                               Self-employed; engaged in private investment activities, financial management and real estate ownership and development, among other businesses. Member of the Company.

Martin L. Edelman              Of Counsel to the law firm of Battle Fowler LLP,
                               75 East 55th Street, New York, New York 10022.
                               Member of the Company.



                                                               Page 7 of 8 Pages

872218.3

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            MSSI LLC


                                            By:/s/ Richard L. Fisher
                                               ------------------------------
                                               Name:
                                               Title: Managing Member


Dated: As of September 13, 1999


                                                               Page 8 of 8 Pages

872218.3

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